October 8, 2019

Ralph Nicoletti
Senior Vice President and Chief Financial Officer
CPG Newco LLC
1330 W. Fulton Street #350
Chicago, IL 60607

       Re: CPG Newco LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed September 20, 2019
           CIK No. 1782754

Dear Mr. Nicoletti:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed September 20, 2019

Our Sponsors, page 12

1. We note your response to comment one in our letter dated September 4, 2019. Please revise to disclose how you will determine the number of Class A and Class B common shares to be issued to your Sponsors. Also, please explain why your Sponsors will receive different classes of common stock and clarify that the corporate conversion will not impact your Sponsors current economic interests.
Risk Factors
Our Certificate of Incorporation, which will be in effect, page 45

2. We note your response to comment five in our letter dated September 4, 2019. You have
 Ralph Nicoletti
FirstName LastNameRalph Nicoletti
CPG Newco LLC
Comapany 2019
October 8, NameCPG Newco LLC
October 8, 2019 Page 2
Page 2
FirstName LastName
         identified federal district courts of the United States as the exclusive forum for claims arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 64

3. We note your response to comment seven in our letter dated September 4, 2019, including the additional disclosures you provided. Please more fully address the following:

              Reconcile the inventory write-off during the year ended September 30, 2017 disclosed here with the amount disclosed in Note 4 to your financial statements.

              Explain why you believe inventory revaluations/write-offs, consulting costs, compensation costs, recall costs, and warranty costs are not normal recurring costs related to your business.

              With the exception of the tax benefit you recorded as a result of the tax act during the year ended September 30, 2018, it is not clear to us why your non-GAAP financial measures only include adjustments for items that negatively impact your operating results. For example, you adjust your non-GAAP financial measures for acquisition costs and legal settlements but not for the positive impact of directly related items, including the change in the fair value of contingent consideration disclosed on page
              F-16 and the reversal of a legal settlement disclosed on page F-37, both of which also occurred during the year ended September 30, 2018.

              Explain why you believe the tax impact of adjustments you use to determine adjusted net income for the year ended September 30, 2018 is reasonable. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates and Assumptions
Goodwill, page 82

4. We note your responses to comments 11 and 12 in our letter dated September 4, 2019.
         Based on the materiality of goodwill to your consolidated financial statements, please revise your filing to more fully address the following:

              For reporting units for which you determined that estimated fair values substantially exceeded carrying values, state that fact.

              For the reporting unit for which you determined that the estimated fair value did not substantially exceed carrying value: identify the reporting unit; disclose the amount of goodwill allocated to the reporting unit; disclose the percentage by which estimated fair value exceeded carrying value; disclose the key assumptions used to determine fair value and how they were determined; discuss the degree of uncertainty
 Ralph Nicoletti
CPG Newco LLC
October 8, 2019
Page 3
              associated with the key assumptions; and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

              Explain the facts and circumstances that resulted in the change in reporting units in the Commercial reportable segment, including the number and nature of reporting units before and after the change and whether you performed an impairment analysis before and after the change. Refer to ASC 350-20-35-45. Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

5. We note your response to comment three in our letter dated September 4, 2019; however, to the extent the tax receivable agreement will result in a material reduction to historical equity, please be advised that we continue to believe you should include a pro forma balance sheet, presented alongside your most recent historical balance sheet, to give effect to the change in your historical capitalization that will negatively impact IPO investors.
3. Acquisitions, page F-16

6. We note your response to comment 13 in our letter dated September 4, 2019. Please provide us your calculation of the average pre-tax income for the last five fiscal years that you used to determine significance under the income test. We note your current reference to "absolute value". Please be advised that to compute average pre-tax income under the significance test for income, loss years should be omitted for purposes of computing average income not included at absolute value. Please refer to Rule 1-02(w)(3) item 2,
         Computational Note 1.
        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202)
551-3754 with any other questions.



FirstName LastNameRalph Nicoletti                               Sincerely,
Comapany NameCPG Newco LLC
                                                                Division of
Corporation Finance
October 8, 2019 Page 3                                          Office of
Manufacturing
FirstName LastName